UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of
June 2006
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also
thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-
2(b) : 82-_____.)

TABLE OF CONTENTS
SIGNATURES
EXHIBIT INDEX

EX 99.1:	New Stake in Four Deep Offshore Exploration Blocks, Australia
EX 99.2:	Appointments to the Group Management Committee
EX 99.3:	Total Assists Victims of the Earthquake, Indonesia
EX 99.4:	Oil Discovery in the Dissoni Block, Cameroon
EX 99.5:	Euskadour Gas Interconnector Between France and Spain
EX 99.6:	Notice of Appointment of Marc Formery
EX 99.7:	Total’s First Summer School Session

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: July 17, 2006	By:	/s/ Charles Paris de Bollardière
		Name:	Charles PARIS de BOLLARDIERE
		Title:	Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	Australia: Total Takes a Stake in Four Deep Offshore Exploration Blocks (May 24, 2006).

➢	EXHIBIT 99.2:	Appointments to the Group Management Committee (May 31, 2006).

➢	EXHIBIT 99.3:	Earthquake in Indonesia: Total Assists Victims and Donates One Million Dollars to the Indonesian Red Cross (June 1, 2006).

➢	EXHIBIT 99.4:	Cameroon Oil Discovery in the Dissoni Block (June 1, 2006).

➢	EXHIBIT 99.5:	Inauguration of Euskadour Gas Interconnector Between France and Spain (June 19, 2006).

➢	EXHIBIT 99.6:	Notice of Appointment of Marc Formery (July 3, 2006).

➢	EXHIBIT 99.7:	Fifty-Five Students from Around the World Take Part in Total’s First Summer School Session (July 5, 2006).